AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 27, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Community West Bancshares
(Name of Issuer)

Common Stock - No Par Value
(Title of Class of Securities)

204157-10-1
(CUSIP Number)

Peter D. Wimmer
135 North Meramec, Clayton, Missouri 63105
(314) 854-4600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 13, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box ☐.

Note:	Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  204157-10-1

1.           NAME OF REPORTING PERSONS

Investors of America, Limited Partnership
IRS Identification No. of above

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) -☒-

(b) -☐-

3.           SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

Not Applicable.

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)                                                                                     -☐-

6.           CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

7.         SOLE VOTING POWER
NUMBER OF SHARES                                                                                               568,696
BENEFICIALLY OWNED
BY EACH REPORTING                                                                   8.         SHARED VOTING POWER
PERSON WITH                                                                                                                    0

9.         SOLE DISPOSITIVE POWER
568,696

10.         SHARED DISPOSITIVE POWER
0

11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
568,696

12.           CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.6%

14.           TYPE OF REPORTING PERSON (See Instructions)
PN

CUSIP NO.  204157-10-1

1.           NAME OF REPORTING PERSONS

First Banks, Inc.
IRS Identification No. of above

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) -☒-

(b) -☐-

3.           SEC USE ONLY

4.           SOURCE OF FUNDS (See Instructions)

Not Applicable.

5.           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
                      2(d) or 2(e)                                                                                -☐-

6.           CITIZENSHIP OR PLACE OF ORGANIZATION

Missouri

7.         SOLE VOTING POWER
NUMBER OF SHARES                                                                                                       0
BENEFICIALLY OWNED
BY EACH REPORTING                                                                   8.         SHARED VOTING POWER
PERSON WITH                                                                                                                    0

9.         SOLE DISPOSITIVE POWER
0

10.         SHARED DISPOSITIVE POWER
0

11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12.           CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14.           TYPE OF REPORTING PERSON (See Instructions)
HC / CO

Item 1. Security and Issuer

The statement of Schedule 13D filed by the reporting persons on July 20, 2006, as amended on December 11, 2006, March 8, 2007 and May 29, 2007, to report ownership of shares of the Common Stock, no par value (the “Common Stock”), issued by Community West Bancshares (“Community”) with principal executive offices located at 445 Pine Avenue, Goleta, California 93117, is hereby amended.  Except as specifically set forth herein, and as amended on December 11, 2006, March 8, 2007, and May 29, 2007, the Schedule 13D remains unmodified.

Item 2. Identity and Background

There are no changes with respect to this Item.

Item 3. Source and Amount of Funds or Other Consideration

Not Applicable. This Schedule is being filed to report the sale of Common Stock in the amounts and for the prices described in Item 5(c).

Item 4. Purpose of Transaction

First Banks, Inc. (“First Banks”) initiated the sale of its remaining holdings of Common Stock on October 8, 2010, and completed the sale of its remaining holdings on October 21, 2010 as described in Item 5(c).

Investors of America, Limited Partnership (“Investors”) frequently invests in the securities of financial institutions and holds the Common Stock for investment purposes. Investors has not purchased or sold additional shares of the Common Stock and is submitting this Schedule 13D as part of a group.

Item 5. Interest in Securities of the Issuer

(a)
The aggregate percentage of shares of Common Stock reported owned by Investors and First Banks is based upon 5,915,130 shares outstanding as reported in Community’s Quarterly Report on Form 10-Q, as filed with the U.S. Securities and Exchange Commission on August 12, 2010. As of the close of business on October 26, 2010, Investors beneficially owned 568,696, or approximately 9.6% of such number of shares of Common Stock, and First Banks owned no shares, or 0.0%.

(b)	Investors has the sole power to vote and dispose of all shares attributable to it, and First Banks has the sole power to vote and dispose of all shares attributable to it.

(c)	Investors has not effected any transactions in the Common Stock during the past 60 days. First Banks effected the following sales of Common Stock during the past 60 days:

Identity of Purchaser	Date of Sale	Number of Shares	Price Per Share

First Banks, Inc.	October 08, 2010	53,500	$ 3.01
First Banks, Inc.	October 12, 2010	4,000	$ 2.95
First Banks, Inc.	October 13, 2010	125,000	$ 3.01
First Banks, Inc.	October 14, 2010	30,000	$ 3.02
First Banks, Inc.	October 18, 2010	3,976	$ 3.01
First Banks, Inc.	October 21, 2010	643,000	$ 2.9001

All such shares were sold through a broker/dealer.

(d-e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no changes with respect to this Item.

Item 7. Material to Be Filed as Exhibits

None.

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

INVESTORS OF AMERICA,
LIMITED PARTNERSHIP

		By:	/s/	James F. Dierberg
James F. Dierberg
President of First Securities America, Inc.,
General Partner

FIRST BANKS, INC.

		By:	/s/	Lisa K. Vansickle
Lisa K. Vansickle
Executive Vice President and
Chief Financial Officer

Date:	October 27, 2010